MAF HOSPITALITY

Italian-Inspired Immersive Hospitality - The Future of Luxury Experiences



mafhospitality.com Kutztown, PA

Highlights

1. Lifetime Revenues of $54M+
2. Total Concluded Enterprise Valuation: $45,476,000
3. 20%+ Net EBITDA Projected by 2029 (Current:12%) (Not guaranteed)
4. Multi-Revenue Generating Assets -Folino Estate Winery, Vintner's Table, Vintner's Inn, Andrea Folino
5. Vintner's Table Expansion (50+ East Coast locations planned with a goal of 100+ nationwide)
6. Developing Tuscan-themed Resort (Luxury resort featuring spa, Italian restaurant, event space)
7. Proven Leadership team, combining vision, strategy, creative expression and financial insight

Featured Investor

Joseph Addolorato
Syndicate Lead

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Invested $10,000

Please let me introduce myself. My name is Joseph Addolorato, a retired New York City Sergeant who has served with distinction for 30 years. I have a Business Degree in Marketing and am an amateur wine maker for over 35 years.

"First let me introduce myself. My name is Joseph Addolorato, a retired New York City Sergeant who has served with distinction for 30 years. After retiring, I moved my family to Kutztown in 2014, the same year Folino Estate Winery was established. Being of Italian descent and an amateur wine maker for 30 years, I was immediately drawn to this new winery having the same heritage as myself. My first visit to Folino, a few months later for the Italian Festival got me hooked. When you first enter the huge heavy doors you feel like you have been transported to Italy. The fountain, decor and atmosphere totally captured me. The wine and food are especially worth the trip. The welcoming and friendly staff are a plus. I became a Family Club Member immediately with quarterly wine selections, unlimited wine tastings as well as discounts in their on location store. Both myself and my family love their Sunday Brunches. The Cannoli French toast is my favorite. I watched Folino grow through the years in size. The expanding picturesque vineyards, weddings, special events, wine and menu changes to name a few. I've always thought how great it would be if they only had a hotel to house guests who attend their events. Well, I cannot tell you how excited I was to hear about the owners, Marco and Andrea's dream of building a Tuscany Village on the premises which would include a hotel. I met with the owners and was so impressed by them that I immediately made an investment. In December it was announced in the 2025 Pennsylvania Wine Invitational, Folino Estate Winery took the top prize and was named Pennsylvania Winery of the Year. Additionally several of Folino's wines received gold and silver medals. The future of Folino, after only 10 years, is brighter than ever with exciting growth potential. I am so very proud and happy to be part of Marco and Andrea's dream."

& 3 more

Team



Marco Folino Co-Founder & CEO

Leads vision, acquisitions & strategic growthBrings deep expertise in commercial development & hospitality operationsEnsures every project aligns with income generation & long-term value Hands-on leadership & proven success

mafhospitality.com



Andrea Folino Co-Founder & Chief Creative Officer

Visionary force behind a new chapter in lifestyle hospitalityBackground in interior design & marketingAbility to merge design with business strategy, driving guest loyalty & brand valueA storyteller's heart and a designer's eye

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We Believe Immersive Hospitality is an Art Form



Our Mission & Story - Rooted in Italian Heritage

Invest in the Art of Italian Hospitality - *The future may be digital, but the moments that matter most will always be human.*

In a world that never slows down, we offer something rare: a return to what truly matters—good food, good company, and beautiful surroundings.

MAF Hospitality is more than a business; it's our family's way of sharing the Italian art of living well. Inspired by generations of tradition, we blend wine, food, fashion, and travel into experiences that feel both timeless and fresh.

There are few things in life more meaningful than the moments we share with one another.

A table filled with family and friends. A weekend away that becomes a favorite memory. A place where someone remembers your name, welcomes you back, and makes you feel that you belong.

These are the experiences that give life its richness. And they are at the heart of hospitality.

We believe that in an increasingly digital world, the human experience becomes even more valuable. Technology may make life more convenient, but it cannot replace the feeling of being welcomed, the connection shared over a meal, or the memories created when people come together.

We believe people will always seek places that make them feel something.

Every detail—from our winery and restaurants to our boutique hotel and fashion boutique—is designed to spark connection and make every guest feel like family.

Here, every meal is a memory and every visit is a celebration of life's simple joys.

We're building America's premier Italian-inspired hospitality brand, and we're just getting started. With $54M in lifetime revenue and big dreams ahead, we invite you to join us. Invest in moments that matter. Invest in MAF Hospitality.

An Opportunity to Capitalize on What People Really Want

Today's guests want more than just a meal or a glass of wine—they want experiences that are immersive, meaningful, and totally shareable. Too much of hospitality feels transactional and forgettable, but people are craving places that feel like home. They want to be seen, celebrated, and inspired.

That's where MAF Hospitality comes in. There's a massive—and growing—demand for lifestyle hospitality brands, next-level dining, boutique hotel stays, and curated fashion experiences. We're perfectly positioned to meet that demand.

Our Unique Value Proposition

We're not just a winery, a restaurant, or a boutique hotel—we're all of it, under one brand, in one world. Our multi-concept lifestyle approach blends wine, dining, hotel stays, events, and fashion into a world to experience. Thanks to our background in construction and design, every space we create feels immersive and intentional.

MAF Hospitality is about crafting destinations, not just places to eat or stay. We blend Italian heritage, modern design, and heartfelt service to turn every visit into a memory. For us, hospitality is a full-sensory lifestyle—every detail, every touchpoint, is about beauty, culture, and genuine connection.

Our model blurs the lines between luxury travel, fashion, and wellness, and it's built to scale.



Why Now? The Market is Ready


$8.1 TRILLION
Global Market size by 2029
$2.17 TRILLION
US Hospitality Industry Predicted Revenue through 2030
$1.865 TRILLION
US Hospitality Industry Revenue in 2024
KEY TRENDS
WINE TOURISM & LUXURY ACCOMODATION
LIFESTYLE & MULTI-DIMENSIONAL DESTINATIONS
MAJOR RETAILERS EMBRACING HOSPITALITY
MILLENIAL & GEN-Z DEMAND

Sources:
Global Market Size by 2029: The Business Research Company
US Hospitality Industry Predicted Revenue Through 2030: GlobeNewswire: Research and Markets
US Hospitality Industry Revenue in 2024: Axios & Travel Daily News

The global hospitality market is nearly $8 trillion—and it's evolving fast. Guests want

more meaning, more style, and more story. They're seeking immersive vineyard experiences with upscale lodging, where wine, dining, retail, and events all come together in one place.

Major brands like RH, Nordstrom, and Armani are already investing in experiential spaces and cafés. At the same time, younger, lifestyle-minded travelers are driving demand for authentic, local, wellness-focused, and highly shareable experiences.

MAF Hospitality sits at the intersection of these trends with a proven concept and a loyal following. Our brands blend food, wine, design, style, and immersive hospitality into a cohesive lifestyle experience.

Our vision is to become a true cultural destination—a place guests return to for food, rest, wine, style, creativity, and inspiration. With the right support, we're ready to scale MAF Hospitality into a globally recognized lifestyle brand that delivers exceptional value for both guests and investors.

Portfolio Overview: Our Hospitality Ecosystem

We blur the lines between hospitality, fashion, and home. Our properties feel like beautifully lived-in Italian homes, not businesses. Our fashion feels like a natural extension of our world.

We're redefining hospitality as a full-sensory lifestyle, where every guest touchpoint is an expression of beauty, intention, and culture. We are a multi-revenue, immersive lifestyle brand inspired by Italian heritage, blending fashion, food, wine, and immersive travel into a timeless, design-led experience, built to scale.


FOLINO ESTATE
WINERY

Folino Estate Winery

Our main winery location set on 52 acres is designed as a destination-style Tuscan villa, complete with a 14 acre vineyard, state of the art winery, restaurant, bottle shop, and event venue for weddings and other events. We also offer wine clubs with enhanced guest experiences. Additionally, we're currently in the engineering phase of Borgo di Folino, a future 40-room resort-style Tuscan villa with a spa and additional event space to be built on the Folino Estate property.




Vintner's
TABLE
BY FOLINO ESTATE WINERY
Phoenixville - Wyomissing - Ardmore

Vintner's Table by Folino Estate

Blending the charm of an Italian salumeria with the warmth of a winemaker's hospitality, each location features a beautifully curated interior and a menu designed to pair perfectly with our Folino Estate wines while serving as distribution points for our wines and an invitation for guests to journey to our flagship winery.


VINTNER'S INN
BY FOLINO ESTATE WINERY



[Vintner's Inn by Folino Estate Winery]

Our boutique hotel, just 7 miles from the main winery, offers accommodations for wedding guests and creates an Italian destination experience. It also helps us refine our vision for Borgo di Folino, our future Tuscan style resort.


ANDREA
FOLINO
Ardmore – Wyomissing

[Andrea Folino Boutique]

Our fashion boutiques are an extension of the Italian lifestyle we celebrate. Thoughtfully curated with pieces that echo the beauty of Italian design, we believe in the Italian philosophy of La Bella Figura - living beautifully in the every day, in what we wear and the details in how we present ourselves, leaving the world a little more beautiful than you found it. Sip our wines while shopping with our hospitality trained stylists for a unique experience. Our boutiques are also connected to our Vintner's Table allowing guests to dine and shop.

Our growing portfolio demonstrates our commitment to creating exceptional hospitality destinations, integrating wine, cuisine, retail, and lodging for a holistic guest experience and robust investor returns.

How We Stand Out from the Competition

Creative Branding & Guest Experience

At MAF Hospitality, we believe standing out isn't just about being different—it's about creating something unforgettable.

Our story starts with a passion for Italian-inspired hospitality, but it doesn't end there. We've built proprietary concepts that blend wine, cuisine, boutique retail, and lodging into seamless experiences. Every detail—from the curated racks at Andrea Folino Boutique to our signature events—has one goal: to make every guest feel like

Folino Boutique to our signature events—has one goal: to make every guest feel like they're part of something truly special. It's not just a visit; it's a memory, a moment, a story worth sharing.

Proven Success & Track Record

We don't just dream big—we deliver. Folino Estate Winery has already become a destination, generating over $6.48 million in revenue in 2025. Our Vintner's Table and Vintner's Inn concepts have quickly built loyal followings and strong market traction. We know how to develop, acquire, and scale hospitality assets that thrive.

Expert Leadership & Authenticity

What really sets us apart? Our roots. This is a real family business, built on generations of heritage and real, lived values. Every creative touch—from the interior design to the recipes, from commercial development to fashion styling—comes from the vision and hands-on leadership of our founders. Authenticity isn't a buzzword for us; it's the foundation of everything we do.

Strategic Acquisitions & Value Creation

We're not just building for today—we're building for the future. Our strategy focuses on acquiring and elevating unique properties, driving diversified and resilient cash flow. Through operational improvements and creative repositioning, we turn potential into performance, and properties into lasting value—for our guests and our investors.

What Sets us Apart - Hear it from our Guests!

At MAF Hospitality, our edge comes from more than just great wine and beautiful spaces. It's the blend of visionary leadership, immersive experiences, creative branding, and operational excellence that truly sets us apart. Our investor-first philosophy means we're always thinking about long-term value, not just for our guests, but for everyone who joins our journey.

But don't just take it from us—our guests say it best. Whether it's the warmth of our welcome, the unforgettable events, or the feeling of being part of our family, people leave with memories they want to share. That's the kind of durable advantage you can't fake, and it's what positions MAF Hospitality as a leading force in the experiential hospitality world.

We're not just building destinations; we're building community, loyalty, and lasting impact—one guest at a time.



"From the moment you walk in, the environment is warm, welcoming, and full of great energy. Their hospitality truly sets the tone, and it's clear they care about every detail." - Michael M.

"You know those rare evenings that you feel like they're plucked straight from a European postcard? This winery did exactly that. My husband and I ran away for a little escape and were instantly transported. Cobblestone, vineyard views, and a golden-hour glow that felt like Italy whispered in our ears." - Mariah B.





"Sit back and enjoy one of life's great joys...wonderful food, wine, & time with friends & family. Just outside the hustle & bustle to seem a peaceful world away...make plans to head to Folino Estate... the feeling of Tuscany." - Jennifer C.

"We are from California and enjoy the wine in our home state, BUT, I have to say we truly enjoyed your wine. We will be back!" - Colleen L.

Our Timeline of Success

From vineyard roots to building a national brand, MAF Hospitality understands what it takes to reach the next level of growth.

2014	2015	2019	2022	2024	2025
Vineyard Founded	*Estate Grand Opening*	*Expansion & New Location*	*Strategic Acquisition*	*Retail & Hospitality Growth*	*Successful Capital Raising*
Launch of the Folino family's winemaking journey	Completion & public debut of Folino Estate	Winery addition complete. Vintner's Table Phoenixville opens.	Purchase of Vintner's Inn Boutique Hotel	Vintner's Table Wyomissing & Andrea Folino Boutique debut	$2.4M raised in debt financing to date

$54M+
Lifetime Revenue

24+
Events Hosted Every Month

$9.2M
2025 Revenue

$4.27M
Capital Raised to Date

$45.47M
Total Enterprise Value

30,000 Gallons
Wine Produced Annually

220+
Employees Across Locations

95%+
On-Site Sales Conversion Rate

The trailing and all projections are forward-looking statements and not guaranteed

Awards & Recognition

PENNSYLVANIA WINERY OF THE YEAR

We are honored to share that **Folino Estate Winery** was named **Pennsylvania Winery of the Year** by the Pennsylvania Wine Invitational. It has been a meaningful year of recognition, led by our **Estate Pinot Noir Rosé**, crafted exclusively from grapes grown on our own vineyard, which earned **Best in Category** in the American Wine Society Competition.


American wine society
GOLD
SILVER
The Pennsylvania Wine Invitational
WINERY OF THE YEAR
Estate Winery





- MAF Hospitality has earned multiple industry awards for both our wines and our hospitality—proof that passion and attention to detail really do make a difference.

- We're especially proud to be recognized as "Best Wedding Venue," along with accolades for service excellence and innovation in the hospitality space.
- Every award is a testament to our team's dedication to creating unforgettable guest experiences, year after year.



SILVER
GOLD
BRONZE

A Team Built for Growth & Excellence

Our multidisciplinary team brings together deep expertise in finance, operations, HR, culinary arts, and marketing. As MAF Hospitality grows, our team will continue to expand, ensuring robust support for daily operations and best-in-class experiences across all properties



Operations & Production
Nicole Sutliff
Chief of Staff
Operational efficiency and excellence
Kevin Knauss
Director of Food & Beverage
Delivers high-quality and consistent guest experiences
Lisa Wahl
Culinary Operations
Culinary team leadership
Zachary Brenner
Winery Production
High-quality wine production
Nancy Kantz
Wine Club Concierge & Sommelier
Wine club client acquisition
Sales & Marketing
Christin Kelley
Director of Retail
Marketing strategy and brand vision
Meredith K Spence
Marketing Manager
Marketing campaign support
Stephanie Hamory
Regional Event Sales Manager
Revenue growth and client relationship management
Jack Short
Project & Investor Relations Coordinator
Strategic project execution

Advisory Team & External Support

Our external advisors ensures MAF Hospitality operates with the highest standards of integrity, transparency, and compliance.

Advisory Team

Traci Burch
HR Transformation, Human Resources, & Legal Executive

Joe Posh
Developing Large Scale Retail & Hospitality

Ayad Amary
Wealth Advisor of Wealthcare of The Lehigh Valley

Gene Dolloff
Retired Executive, Strategic Growth & Expansion

Peter Smith
Leading Business & Real Estate Law

Shawn Hoffman
Driving Sustainable Growth & Excellence

External Support

VIA FIDĒLIS
THE WAY OF TRUST

VIA Fidelis
CFO Consultant
Financial consulting, strategic planning, operational support



Peter J. Smith, ESQ.
Attorney at Antheil Maslow & MacMinn, LLP
30+ years in corporate law, M&A, private placements, contracts



Brian Kitchen, CPA
Director, Tax Strategies at Kreischer Miller

Tax planning, compliance, M&A, credits/incentives, audits



Brad Blazar
Capital Coach Advisor

Nationally recognized private capital expert. Guided teams to raise billions; strategic advice on capital formation, investor engagement, fundraising.

Road Map: Where We Are Going

We're not just dreaming about the future—we're building it, step by step. Our roadmap is designed to take MAF Hospitality from where we are today to the forefront of immersive hospitality, with bold expansions, capital milestones, and a relentless focus on long-term value creation.

Every phase of our plan is about growth: expanding our footprint, elevating our guest experiences, and making our brand synonymous with Italian-inspired hospitality.

The capital raised will be deployed strategically—to accelerate our expansion, strengthen our infrastructure, and fuel the key initiatives that will drive us forward. From new locations and innovative concepts to operational excellence and guest-focused investments, every dollar is an investment in our vision for the future.

We're excited to bring more people, more places, and more unforgettable moments into the MAF Hospitality family. The journey is just getting started.

MAF HOSPITALITY

2025 fourth quarter
SERIES A & EXPANSION
Construction of the Ardmore Vintner's Table and expanding team. Launching capital raise of $6,000,000.

2026
EXPANSION
Opened Vintner's Table Ardmore and working on strategic planning for our FE pavilion & begin engineering for Tuscan-themed village.

2027
EXPANSION
Open two new Vintner's Table locations as part of 10-yr rollout. Build and open FE pavilion and event space.

2028
SERIES B & EXPANSION
Launch five new Vintner's Table locations, continue national growth. Estimated Series B funding round opening. Break ground on village with projected post completion valuation of $40M.

2029
NATIONAL SCALE
Launch five additional Vintner's Table locations as part of rollout. Q4 Grand Opening of Tuscan themed village.

Capital will be deployed to accelerate expansion, strengthen infrastructure and support key growth initiatives.

Strategic Expansion Plans

We're scaling hospitality and lifestyle experiences with a clear, ambitious vision for growth.

VINTNER'S TABLE EXPANSION

We're on the move—50+ East Coast locations are already in the planning stage, with a goal 100+ nationwide. We currently have three Pennsylvania: Ardmore, Wyomissing, and Phoenixville with two more Pennsylvania locations in the works before expanding south. Each new café features an Andrea Folino Boutique, elevating both revenue and the guest experience.

Forward looking statements are not guaranteed


Vintner's TABLE
A Strategic Rollout of 50 Locations by 2035
Pennsylvania, Maryland, & Delaware - Total: 15
North & South Carolina, & Tennessee - Total: 15
Georgia & Alabama - Total: 10
Florida - Total: 10

ANDREA FOLINO'S BOUTIQUE & FASHION BRAND

A women's fashion brand inspired by Italian elegance and wine country style. The rollout includes e-commerce, pop-ups, and artisan collaborations—anchoring Andrea Folino as a true lifestyle destination.

OUR FLAGSHIP DREAM: THE BORGO DI FOLINO TUSCAN-THEMED VILLAGE

Borgo di Folino will be a 40-room luxury villa at Folino Estate, complete with a spa, Italian restaurant, event space, and four boutique retail stores, including Andrea Folino's lifestyle boutique. This is where our vision comes to life in full color.



Projected, Not Guaranteed

Diversified Revenue Streams

Our revenue model is rooted in the richness of old-world tradition, but built for today's world. We've designed multiple revenue streams that keep the business thriving, all while delivering the full MAF Hospitality experience.

HOSPITALITY
& CULINARY EXPERIENCES

On-site restaurants & tasting rooms. Boutique hotel stays and guest packages Signature wine & food pairings.

LIFESTYLE
& WELLNESS

Fashion and homegoods boutiques. Curated gifts and accessories. Spa and wellness services.

EVENT HOSTING
& PERSONALIZED EXPERIENCES

Weddings, showers, and corporate events. Full-service catering and designated venue planners

DTC SALES
& CLUBS

Wine sales (on-site & online). Branded merchandise and gifts. Exclusive wine clubs and

Custom venue experiences.

subscriptions.

These diversified revenue streams power our evergreen investment model—delivering consistent cash flow, long-term value, and a true lifestyle brand that stands the test of time.

Financial Projections at a Glance: Five Year Summary



Revenue & EBITDA Graph
Revenue
EBITDA
$60M
$50M
$40M
$30M
$20M
$10M
$0
$9,253,259
$715,167
$12,278,384
$1,351,818
$18,289,413
$2,488,782
$33,370,876
$6,211,428
$55,100,860
$13,045,237
2025
2026
2027
2028
2029

**Future projections are not guaranteed*

MAF Hospitality's significant growth in revenue and EBITDA is driven by our proven, scalable, and profitable business model. Over the next five years, we are strategically positioned to grow our revenue from **$9.2 million in 2025** to **$55 million by 2029.**

This growth will be powered by an aggressive rollout of high-performing locations, targeted capital deployment, and the rising consumer demand for immersive, experience-led hospitality. Our model is built for scale, profitability, and long-term value creation—ensuring that as we grow, so does the value we deliver to our investors and guests.

Projected, Not Guaranteed

Use of Funds

Our Wefunder raise is designed to strategically scale and elevate our operations. This capital will support the expansion of existing facilities, the launch of new locations, and key investments in our team, equipment, and the development of our Tuscan-themed village. Funds will be thoughtfully deployed to both strengthen current operations and enable sustainable, long-term growth.



USE OF FUNDS
TEAM BUILDOUT:
Expand internal capabilities across operations and leadership
LOCATION GROWTH:
Acquire & scale both new and existing Vintner's Table and hospitality properties
WINE INVENTORY EXPANSION:
Invest in additional bottling lines and fermentation tanks to support growing demand
TUSCAN VILLAGE DESIGN & ENGINEERING:
Fund pre-construction planning & architectural development for Tuscan-inspired village
WORKING CAPITAL & OPERATIONAL RESERVES
A portion of the raise will provide operational liquidity, support staffing and marketing, and maintain flexibility to capture market opportunities.

At MAF Hospitality, we're focused on the long term and the lasting impact we can have on the immersive hospitality industry. Our vision is to build a successful, independent company that consistently delivers strong returns for our investors.

Reap the Rewards with our Investment Perks


$500
Folino Family Welcome
Receive a free Folino Estate shirt and hat with your investment.
Handwritten Thank You Card from Marco & Andrea, sharing the Folino story and vision


$2,500
Vintner's Insider
All previous rewards, plus:
25% Discount on a one-time wine purchase at Folino Estate Winery or Vintner's Table (in-person or online)


$25,000
Visionary Society
All previous rewards, plus:
Private Barrel Room Tasting for two at Folino Estate (includes a behind-the-scenes tour)


$50,000
Legacy Advocator
All previous rewards, plus:
Founder's Table Dinner with MAF Investors at Folino Estate (multi-course, wine-paired, exclusive menu)
2-Night Signature Stay at the Vintner's Inn (travel not included)

Ready to Invest? Join the Family

Picture this: The sun is setting over our vineyard, glasses are raised, laughter drifts across the table, and you're not just a guest—you're part of the story. This is the spirit of MAF Hospitality. When you invest with us, you're not just funding a business—you're helping build a legacy of Italian-inspired experiences that bring people together in unforgettable ways.

This is your invitation to join a movement. To help create places where every meal feels like a celebration, every guest is treated like family, and every moment is a memory in the making. We're redefining what hospitality can be—and there's a seat at our table with your name on it.

Ready to make an impact? Hit that Invest Now button and let's build something beautiful—together.


MAF
HOSPITALITY
This is your invitation
to invest in something different, something lasting, something deeply felt.
LET'S BUILD IT TOGETHER.

If you're an accredited investor interested in our Reg D 506(c) offering, we'd love to connect. Click the link below to visit our investor landing page and complete the short form. We'll reach out personally to walk you through the details and next steps.

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